

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2018

Mark McCamish, M.D, Ph.D.
President and Chief Executive Officer
Forty Seven, Inc.
1490 O'Brien Drive, Suit A
Menlo Park, CA
94025

   Re: Forty Seven, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed June 7, 2018
     Response dated June 8, 2018
     File No. 333-225390

Dear Dr. McCamish:

  We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2018 letter.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your response to prior comment 4. As your explanation indicates that the Genentech and Merck agreements are not material to you, please delete all references to them in your summary, as such discussions appear to highlight their importance.

2. We note your revised disclosures regarding the SSB patents and expectations to use a portion of the proceeds to pay upfront fees to license intellectual property. Please explain

which of your trials would be affected in case you fail in your patent challenges and are not able to enter into a license agreement. Please also file the BliNK agreement or explain why it is not required to be filed as an exhibit.

Notes to the Financial Statements
7. Convertible Preferred Stock
Voting Rights, page F-16

3.   Please refer to your response to our prior comment 7. Please help us understand your conclusion herein that through December 31, 2017 representatives of the common stockholders controlled a majority of the votes on the board of directors. From the disclosure, it appears that the common stockholders would only control four of the nine board votes. In this regard, it would appear that the convertible preferred stockholders voting as a class control three votes, the series B convertible preferred stockholders control one vote and the common stockholders control four votes comprised of three directors whereby one director gets two votes. With respect to the director elected by the common and convertible preferred stockholders voting together, it appears that the preferred stockholders control that vote given the significant disparity in convertible preferred shares as compared to common shares. Further, clarify on F-30 what specifically changed in the board composition during the three months ended March 31, 2018.

Response letter dated June 8, 2018

Summary of Equity Awards, page 5

4.   Please tell us your consideration for disclosing information about the options granted in April and May 2018 including their number and exercise price.

        You may contact Jacob Luxenburg at 202-551-2339 or Jim Rosenberg at 202-551-3679 if you have questions regarding comments on the financial statements and related matters. Please contact Dorrie Yale at 202-551-8776 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                Division of Corporation Finance
                                                Office of Healthcare & Insurance

cc: John McKenna